                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                            Alliance Imaging, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  018606-10-3
                                (CUSIP Number)

                            Robert E. Healing, Esq.
                           General Electric Company
                             3134 Easton Turnpike
                         Fairfield, Connecticut  06431
                                (203) 373-2243


      (Name, address, including zip code, and telephone number, including area code of agent for service)

                                  Copies to:

                             Ronald S. Beard, Esq.
                          Gibson, Dunn & Crutcher LLP
                            333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                (213) 229-7000


                                 July 22, 1997
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                 SCHEDULE 13D

CUSIP No. 018606-10-3                                    Page 2 of ___ Pages

1  NAMES OF REPORTING PERSON
   General Electric Company
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
   (I.R.S. # 14-0689340)

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                    (b)  [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*
   Not Applicable

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

   NUMBER OF              7   SOLE VOTING POWER
    SHARES                    50,000
  BENEFICIALLY                (see Item 5(a))
    OWNED BY              8   SHARED VOTING POWER
     EACH                     0
   REPORTING              9   SOLE DISPOSITIVE POWER
    PERSON                    50,000
     WITH                     (see Item 5(a))
                         10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON 50,000 (see Item 5(a)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                     [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .5%

14   TYPE OF REPORTING PERSON*
     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This amendment amends a statement on Schedule 13D relating to the Common Stock, $0.01 par value per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation ("Alliance"), filed with the Securities and Exchange Commission on January 10, 1997, as amended by Amendment No. 1 thereto on April 17, 1997. This amendment reports the transfer on July 22, 1997 of 18,000 shares of Series D 4% Cumulative Redeemable Convertible Preferred Stock (the "Series D Preferred Stock") owned by General Electric Company, a New York corporation ("GE") to GE Fund, a New York corporation (the "Fund").

Item 2 - IDENTITY AND BACKGROUND
--------------------------------

     This statement is filed by GE. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.

Item 4 - PURPOSE OF TRANSACTION
-------------------------------

     On July 22, 1997, GE transferred all 18,000 shares of Series D Preferred Stock of Alliance owned by it to the Fund as a charitable donation. GE has retained a beneficial interest in 50,000 shares of Common Stock of Alliance, through its ownership of a warrant issued to it on November 6, 1996 (the "Warrant") to purchase an aggregate of 50,000 shares of Common Stock. In addition, GE owns a senior note (the "Senior Note") convertible on and after January 1, 1998 into shares of Alliance's Series E 4% Cumulative Redeemable Convertible Preferred Stock (the "Series E Preferred Stock"). The Warrant is exercisable for Common Stock at any time up until November 6, 1999. GE has retained the Senior Note and the Warrant (including, to the extent applicable, its rights thereunder to acquire Common Stock of Alliance) as an investment in the ordinary course of business, and not with the purpose of changing control of Alliance. The donation letter is attached as Exhibit 1.

     GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to Alliance or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) Under the Warrant, GE has the right to acquire 50,000 shares of Common Stock. Such 50,000 shares of Common Stock would represent approximately .5% of the total number of shares of Common Stock of Alliance outstanding, based on 10,943,138 shares of Common Stock represented by Alliance as outstanding as of July 24, 1997, which number is subject to adjustment under various circumstances.

     (b) GE has sole voting and investment power with respect to the securities that have been retained by it that are the subject of this Schedule 13D.

     (c) On July 22, 1997, GE transferred by donation 18,000 shares of Series D Preferred Stock of Alliance to the GE Fund.

     (e) GE ceased to be the beneficial owner of more than five percent of the Common Stock on July 22, 1997.

Item 7 -  MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     (1) Donation Letter dated July 22, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                GENERAL ELECTRIC COMPANY

     By: /s/ Robert Healing

     Name:   Robert E. Healing, Esq.

     Title:  Corporate Counsel

     Dated:  July 31, 1997

                                  SCHEDULE I

                           GENERAL ELECTRIC COMPANY
                                   DIRECTORS


                       PRESENT                           PRESENT
NAME               BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----               ----------------                --------------------

D.W. Calloway      PepsiCo, Inc.                   Retired Chairman of the Board
                   700 Anderson Hill Road            and Director, PepsiCo, Inc.
                   Purchase, NY 10577

S.S. Cathcart      222 Wisconsin Avenue            Retired Chairman,
                   Suite 103                         Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company        Senior Vice President-
                   3135 Easton Turnpike              Finance, General
                   Fairfield, CT 06431               Electric Company

P. Fresco          General Electric Company        Vice Chairman of the
                   (U.S.A.)                          Board and Executive
                   3 Shortlands, Hammersmith         Officer, General
                   London, W6 8BX, England           Electric Company

C.X. Gonzalez      Kimberly-Clark de Mexico,       Chairman of the Board
                     S.A. de C.V.                    and Chief Executive
                   Jose Luis Lagrange 103,           Officer
                   Tercero Piso                      Kimberly-Clark de Mexico,
                   Colonia Los Morales               S.A. de C.V.
                   Mexico, D.F. 11510, Mexico

G.G. Michelson     Federated Department Stores     Former Member of the
                   151 West 34th Street              Board of Directors -
                   New York, NY 10001                Federated Department
                                                     Stores

S. Nunn            King and Spalding               Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

J.D. Opie          General Electric Company        Vice Chairman of the
                   3135 Easton Turnpike              Board and Executive
                   Fairfield, CT 06431               Officer

                       PRESENT                           PRESENT
NAME               BUSINESS ADDRESS                PRINCIPAL OCCUPATION
----               ----------------                --------------------

R.S. Penske        Penske Corporation              Chairman of the Board
                   13400 Outer Drive, West           and President,
                   Detroit, MI 48239-4001            Penske Corporation

B.S. Prieskel      Suite 3125                      Former Senior Vice
                   60 East 42nd Street               President, Motion
                   New York, NY 10165                Picture Associations
                                                     of America

F.H.T. Rhodes      Cornell University              President Emeritus
                   3104 Snee Building                Cornell University
                   Ithaca, NY 14853

A.C. Sigler        Champion International          Retired Chairman of the
                    Corporation                      Board and CEO
                   1 Champion Plaza                  and former Director,
                   Stamford, CT 06921                Champion International
                                                     Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.        Chairman of the Board,
                   & Morgan Guaranty Trust Co.       President, and Chief
                   60 Wall Street                    Executive Officer,
                   New York, NY 10260                J.P. Morgan & Co.
                                                     Incorporated and Morgan
                                                     Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company        Chairman of the Board
                   3135 Easton Turnpike              and Chief Executive
                   Fairfield, CT 06431               Officer, General
                                                     Electric Company


                                  Citizenship
                                  -----------

                    C. X. Gonzalez                 Mexico
                    P. Fresco                      Italy
                    All Others                     U.S.A.

                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                            PRESENT                        PRESENT
NAME                    BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----                    ----------------             --------------------

J.F. Welch, Jr.         General Electric Company     Chairman of the Board
                        3135 Easton Turnpike           and Chief Executive
                        Fairfield, CT 06431            Officer

P. Fresco               General Electric Company     Vice Chairman of the
                        (U.S.A.)                       Board and Executive
                        3 Shortlands, Hammersmith      Officer
                        London, W6 8BX, England

P.D. Ameen              General Electric Company     Vice President and
                        3135 Easton Turnpike           Comptroller
                        Fairfield, CT 06431

J.R. Bunt               General Electric Company     Vice President and
                        3135 Easton Turnpike           Treasurer
                        Fairfield, CT 06431

D.L. Calhoun            General Electric Company     Vice President -
                        2901 East Lake Road            GE Transportation
                        Erie, PA 16531                 Systems

W.J. Conaty             General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           Human Resources
                        Fairfield, CT 06431

D. M. Cote              General Electric Company     Vice President -
                        3135 Easton Turnpike           GE Appliances
                        Fairfield, CT 06431

D.D. Dammerman          General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           Finance
                        Fairfield, CT 06431

L.S. Edelheit           General Electric Company     Senior Vice President -
                        P. O. Box 8                    Corporate Research
                        Schenectady, NY 12301          and Development

B.W. Heineman, Jr.      General Electric Company     Senior Vice President -
                        3135 Easton Turnpike           General Counsel
                        Fairfield, CT 06431            and Secretary

J. R. Immelt            General Electric Company     Senior Vice President -
                        P.O. Box 414                   GE Medical Systems
                        Milwaukee, WI 53201

W.J. Lansing            General Electric Company     Vice President-
                        3135 Easton Turnpike           Corporate Business
                        Fairfield, CT 06431            Development

W.J. McNerney, Jr.      General Electric Company     Senior Vice President -
                        Nela Park                      GE Lighting
                        Cleveland, OH  44122

                           PRESENT                       PRESENT
NAME                   BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                   ----------------           --------------------

E.F. Murphy        General Electric Company      Senior Vice President -
                   1 Newmann Way                   GE Aircraft Engines
                   Cincinnati, OH 05215

R.L. Nardelli      General Electric Company      Senior Vice President -
                   1 River Road                    GE Power Systems
                   Schenectady, NY 12345

R.W. Nelson        General Electric Company      Vice President -
                   3135 Easton Turnpike            Corporate Financial
                   Fairfield, CT 06431             Planning and Analysis

J.D. Opie          General Electric Company      Vice Chairman of the
                   3135 Easton Turnpike            Board and Executive
                   Fairfield, CT 06431             Officer

G.M. Reiner        General Electric Company      Senior Vice President -
                   3135 Easton Turnpike            Chief Information
                   Fairfield, CT 06431             Officer

G.L. Rogers        General Electric Company      Senior Vice President -
                   1 Plastics Avenue               GE Plastics
                   Pittsfield, MA 01201

J.W. Rogers        General Electric Company      Vice President -
                   1635 Broadway                   GE Motors
                   Fort Wayne, IN 46801

L.G. Trotter       General Electric Company      Vice President -
                   41 Woodford Avenue              GE Electrical
                   Plainville, CT 06062            Distribution and
                                                   Control

                                  Citizenship
                                  -----------

                        P. Fresco               Italy
                        All Others              U.S.A.

                                 RECENT GE CONVICTIONS
                                 ---------------------



1.   United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v.
     ---------------------------------------------------------------------
     General Electric Company
     ------------------------

     On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. (S)(S) 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

     On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. (S) 287 (submitting false claims against the United States), 18 U.S.C. (S)1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. (S)(S) 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. (S) 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.


2.   Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited
     ----------------------------------------------------------------------
     (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of 5,000(Pounds) and assessed costs of 5,754(Pounds). The prosecutors presentation focused primarily on the 1991 change in internal ITEMS procedures and, in particular, the source logging procedure. The prosecutor complimented ITEMS' investigation and efforts to locate the source and advised the court that ITEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, ITEMS emphasized the significant infrastructure and expense undertaken by ITEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.


3. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

4. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.